UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(RULE 14d-100) Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

VENTANA MEDICAL SYSTEMS, INC.
(Name of Subject Company)

ROCKET ACQUISITION CORPORATION ROCHE HOLDING LTD
(Names of Filing Persons – Offeror)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
92276H106
(Cusip Number of Class of Securities)

Beat Kraehenmann Roche Holding Ltd Grenzacherstrasse 124 CH-4070 Basel Switzerland Telephone: +41-61-688-1111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Christopher Mayer Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒  third-party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

ROCHE MAKES OFFER TO ACQUIRE VENTANA FOR $75 PER SHARE IN CASH

Companies
Ticker	[SWX: ROG.VX; RO.S]	[NASDAQ: VMSI]
Description
Headquartered in Basel, Switzerland, Roche is one of the world’s leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people’s health and quality of life.  Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation, and a market leader in virology. Roche employs roughly 75,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.
Roche’s Diagnostics Division offers a uniquely broad product portfolio and supplies a wide array of innovative testing products and services to researchers, physicians, patients, hospitals and laboratories world-wide.
www.roche.com

Ventana develops, manufactures and markets instrument/reagent systems that automate slide preparation and staining in clinical histology and drug discovery laboratories worldwide. Ventana's clinical systems are important tools used in the diagnosis and treatment of cancer and infectious diseases. Ventana's drug discovery systems are used to accelerate the discovery of new drug targets and evaluate the safety of new drug compounds.
www.ventanamed.com

Employees	75,000	950
Strategic Rationale
  Enhances Roche’s position as the world’s leading, fully-integrated, personalized healthcare company
  Ventana broadens Roche’s diagnostic offerings and complements Roche’s world leadership in in vitro diagnostic systems and oncology medicine
  Offers robust premium to Ventana shareholders, recognizing value created to date and future potential of business, with certainty of completion
  Unique strategic fit with Roche Diagnostic provides significant opportunities for further value creation
  Transaction is consistent with Roche strategy to invest in distinctive, innovative and synergistic businesses and deliver strong top-line growth, earnings expansion and expanded margins

Commitment to the U.S.	Arizona
  Roche will retain Ventana’s headquarters and operations in Tucson, Arizona
  Will operate Ventana as a dedicated business unit within the Roche Diagnostics Division
  Intends to significantly invest in, and grow, Ventana’s business
  Roche has a strong history of being a significant contributor and participant in the communities where it operates

ROCHE MAKES OFFER TO ACQUIRE VENTANA FOR $75 PER SHARE IN CASH

History
  Roche has a long history in the U.S., dating back over 100 years
  Significant employer in North America with over 23,000 employees
  Generated over CHF16.7 billion in revenue in North America in 2006
  Approximately 40% of total revenues are generated in North America

Transaction Terms	Tender Offer
  US$75.00 per share in cash, or an aggregate of US$3 billion
  All cash offer at a 44% premium to Ventana’s close of $51.95 on June 22, 2007
  The offer is a 55% premium to its three-month average of $48.30

Key Conditions
  The offer will be subject to customary conditions, including that a majority of Ventana’s shares of common stock, on a fully diluted basis, are tendered into Roche’s offer, and that Ventana’s Board takes all necessary actions to make its shareholder rights plan inapplicable to Roche’s offer

	Financing	The proposal is a fully financed, all-cash transaction

DISCLAIMER: CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this document, among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products, including without limitation negative results of clinical trials or research projects, unexpected side-effects of pipeline or marketed products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity and news coverage. The statement regarding earnings per share growth is not a profit forecast and should not be interpreted to mean that Roche’s earnings or earnings per share for any current or future period will necessarily match or exceed the historical published earnings or earnings per share of Roche.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THE TENDER OFFER DESCRIBED IN THIS PRESS RELEASE HAS NOT YET COMMENCED, AND THIS PRESS RELEASE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL VENTANA COMMON STOCK. THE SOLICITATION AND OFFER TO BUY VENTANA’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ROCHE INTENDS TO FILE PROMPTLY. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE OFFER TO PURCHASE AND RELATED MATERIALS WILL BE FILED BY ROCHE WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC), AND INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY ROCHE WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE OFFER TO PURCHASE AND RELATED MATERIALS MAY ALSO BE OBTAINED (WHEN AVAILABLE) FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER, MACKENZIE PARTNERS, AT (212) 929-5500 OR (800) 322-2885 (TOLL-FREE).